January 3, 2010

Andrew A. Hyltin, Chief Executive Officer
Corporate Capital Trust, Inc.
CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801

RE: Corporate Capital Trust, Inc.
       File Nos.: 333-167730 and 814-00827

Dear Mr. Hyltin:

We have reviewed the pre-effective amendment to the registration statement on Form N-2 of Corporate
Capital Trust, Inc. ("Fund"). You should consider a comment made with respect to one section
applicable to similar disclosure elsewhere in the registration statement. We have the following
comments.

Prospectus

Outside Front Cover

1. Please revise the fifth paragraph, which describes the limited liquidity of the Fund's shares, as
follows in bold type and a larger typeface:

> We do not intend to list the shares on an exchange during the offering period, and we do not
> expect a secondary market in the shares to develop. You should not expect to be able to resell
> your shares regardless of how we perform. If you are able to sell your shares, you will receive
> less than your purchase price. Our board of directors may implement a share repurchase
> program, but only a limited number of shares will be eligible for repurchase by us. Accordingly,
> you should consider that you may not have access to the money you invest at least until 2018.
> See "Company Profile – Shareholder Liquidity Strategy" beginning on page [ ].

This same statement, also in bold type and a larger typeface, should be placed immediately above the
signature line on the application.

2. Immediately after the pricing table, please include the following statement on the front cover:

> Because you will pay a sales load of up to 10% and offering expenses ranging from 5% to 1.5%, depending on the number of common shares we sell, if you invest $100 in our common shares and pay the full sales load, between $85 and $88.50 of your investment will actually be used by us for investments. See "Estimated Use of Proceeds" on page [ ].

3. Please disclose the following information on the front cover: (1) the securities in which the Fund invests will generally not be rated by any rating agency; (2) if they were rated, they would be below investment grade or "junk;" (3) indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal.

4. Please state, on the front cover, the kinds of investors for whom the Fund would not be a suitable investment.

Fees and Expenses

Please confirm that, as the Fund accrues unrealized gains in the future, it will accrue the corresponding incentive fee on capital gains and include this amount with the incentive fee on liquidated capital gains presented in the fee table. Please also confirm that this amount of the incentive fee included in the fee table will correspond to the amount of the incentive fee accrued on unrealized gains in the financial statements for the period.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * *

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the 1933 Act. Please provide written responses to all comments. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. We may have further comments after reviewing your responses.

If you have any questions about these comments, please call me at 202-551-6943 or e-mail me at o'connorj@sec.gov.

Very truly,

James E. O'Connor
Attorney/Advisor